Contact

www.linkedin.com/in/mateo-moreno-de-alboran-1a4330b8 (LinkedIn)

Top Skills

Microsoft Office
Public Speaking
Microsoft Excel

Languages

English (Native or Bilingual)
Spanish (Native or Bilingual)
French (Professional Working)
Portuguese (Elementary)

Mateo Moreno de Alboran

Co-Founder & CMO at Mav Farm
Los Angeles, California, United States

Summary

art, culture, fashion, video, marketing, advertising, marketplaces, growth, people, metaphysics

Experience

Mav Farm

Co-Founder & CMO
August 2016 - Present (6 years 9 months)
Los Angeles

Building the Geo-Drop™ marketplace

Creators of .show, an interactive mobile camera and shoppable video-sharing marketplace

Jukin Media

6 months

Audience Development
March 2016 - August 2016 (6 months)
Culver City, California

- Manage content, engagement, platforms and audience development for FailArmy brand
- Grow and maintain FailArmy YouTube (10m subscribers), Facebook (10m followers), Instagram (200k
followers) and Twitter (60K followers) channels
- Maintain publishing calendars across digital channels
- Curate and package user generated video content for weekly programming
- Track performance using Facebook Insights, Instagram Insights, YouTube Analytics, Google Analytics
- Produce and present FailArmy Live once a week
- Support editing and production teams
- Propose new content ideas for specific online platforms

Television Production Assistant

March 2016 - April 2016 (2 months)
Los Angeles

- Organization of inbound video clips
- Maintenance of episode rundowns
- Assure information gets to editors, producers and script supervisors
- Production assistant for "Now Thats Funny" and "FailArmy"

Education

University of California, Santa Barbara

Bachelor's Degree, History, Film & Media Studies · (2011 - 2015)